UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ANGIOSOMA INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03476L102
(CUSIP Number)

Brent Atwood
5000 Riverside Drive
Ste 100E Bldg 6
Irving, Texas 75039
Telephone: (907) 738-8458

With a copy to:

John Cooley
5000 Riverside Drive
Ste 100E Bldg 6
Irving, Texas 75039
Telephone: (972) 974-8979
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 25, 2019
Date of Event Which Requires Filing of This Statement)
_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brent Atwood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equine Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EQuine Holdings Charter Private Equity Fund XIII 13

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equine Charter Private Equity Fund XX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equine Charter Private Equity Fund XI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

* Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equine Charter Private Equity Fund XII

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equine Holdings Charter PE Fund XXI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
eQuine Charter Private Equity Fund XV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
eQuine Charter Private Equity Fund DCCCLXXXVIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
eQuine Charter Private Equity Fund VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
eQuine Private Equity Fund 755460, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

CUSIP No. 03476L102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cargill - Atwood Family Private Equity Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

___________________

*  Calculated based on 91,848,197 shares of Common Stock issued and outstanding as of February 13, 2019, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed on February 19, 2019 for the quarterly period ended December 31, 2018.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on December 26, 2018 with the U.S. Securities and Exchange Commission (the “SEC”) (together, the “Schedule 13D”) with respect to the common shares of AngioSoma Inc. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This is the final amendment to the Schedule 13D and constitutes an “exit” filing for the Reporting Persons.

Item 1. Security and Issuer

 This Schedule 13D relates to the common shares (the “Common Shares”) of AngioSoma Inc. (the “Issuer”), a Nevada corporation.  The address of the Issuer’s principal executive offices is 2500 Wilcrest Drive, 3rd Floor, Houston, TX 77042.

Item 2. Identity and Background

(a)
This Statement is being filed by Brent Atwood (“Atwood”), Equine Holdings, LLC, a Wyoming limited liability company (“Holdings”), Equine Holdings Charter Private Equity Fund XIII 13 (“XIII”), a Wyoming limited liability company, Equine Charter Private Equity Fund XX, a Wyoming limited liability company (“XX”), Equine Charter Private Equity Fund XI, a Wyoming limited liability company (“XI”), Equine Charter Private Equity Fund XII, a Wyoming limited liability company (“XII”), Equine Holdings Charter PE Fund XXI, a Wyoming limited liability company (“XXI”), eQuine Charter Private Equity Fund XV, LLC, a Wyoming limited liability company (“XV”), eQuine Charter Private Equity Fund DCCCLXXXVIII, LLC, a Wyoming limited liability company (“888”), eQuine Charter Private Equity Fund VII, LLC, a Wyoming limited liability company (“VII”), eQuine Private Equity Fund 755460, LLC, a Wyoming limited liability company (“755460”), and Cargill - Atwood Family Private Equity Fund, LLC, a Wyoming limited liability company (“CA” and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person, other than Mr. Atwood.

(b)	The principal business address of each of the Reporting Persons is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.

(c)
The principal business of each of the Reporting Persons, other than Atwood and Holdings, is to invest in securities and other assets.  The principal business of Holdings is to serve as the manager of the eQuine entities.  The principal business of Atwood is to serve as the Chief Executive Manager of the other Reporting Persons.

(d), (e)
During the last five years, none of the Reporting Persons or any person listed on Schedule A (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Atwood is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented as follows:

Each of the Reporting Persons, other than Atwood and Holdings, is a private equity fund formed for the purpose of making investments for its own account. The source of funds for such Reporting Persons is capital committed by the members of such Reporting Persons.

The Reporting Persons purchased the Subject Shares in the transactions listed on Exhibit 99.2 for aggregate consideration (excluding brokerage commissions) of approximately $53,830.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed on the Schedule 13D, on December 1, 2018, the Issuer entered into a partially binding letter of intent to acquire 100% of the equity interests in Diabetes Relief LLC (the “Transaction”). A copy of the letter of intent was previously filed with the Schedule 13D.  In connection with the Transaction, Mr. Atwood was previously, but is no longer, in discussions to potentially join the management team of the Issuer following completion of the Transaction.

This Amendment is being filed to report the disposition of all of the Common Shares held as a group by the Reporting Persons.  The Reporting Persons as a group are no longer the beneficial owners of five percent or more of the Issuer's Common Stock, and so this Amendment constitutes an "exit filing" with respect to this Schedule 13D by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b)	As of February 25, 2019, the Reporting Persons (and each of them) beneficially own no Common Shares.

(c)
Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares that were effected in the past 60 days by the Reporting Persons.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Trading Data

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2019	EQUINE HOLDINGS, LLC

By: /s/ John Cooley Name: John Cooley
Title: Chief Financial Manager

Date: March 7, 2019	EQUINE HOLDINGS CHARTER PRIVATE EQUITY FUND XIII 13

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Manager

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XX

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XI

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XII

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE HOLDINGS CHARTER PE FUND XXI

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND XV, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND DCCCLXXXVIII, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE CHARTER PRIVATE EQUITY FUND VII, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	EQUINE PRIVATE EQUITY FUND 755460, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	CARGILL - ATWOOD FAMILY PRIVATE EQUITY FUND, LLC

By: /s/ John Cooley
Name: John Cooley
Title: Chief Financial Officer

Date: March 7, 2019	By: /s/ Brent Atwood
Name: Brent Atwood

SCHEDULE A

Brent Atwood is the Chief Executive Manager of each of the entities listed as Reporting Persons. Mr. Atwood’s principal business address is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.  Mr. Atwood's principal business is as a businessman.

John Cooley is the Chief Financial Manager of each of the entities listed as Reporting Persons. Mr. Cooley’s principal business address is 5000 Riverside Drive, Suite 100E, Building 6, Irving, TX 75039.  Mr. Cooley’s principal business is as a businessman.  Mr. Cooley is a citizen of the United States of America.  Mr. Cooley has sole voting and dispositive power over 25,000 shares of common stock of the Issuer.  The trading details relating to his acquisition are contained on Exhibit 99.2.

Holdings is a 1% member of all of the reporting entities.  Brent Atwood is the Chief Executive Manager of all of the entities, including Holdings.  John Cooley is the Chief Financial Manager of all of the entities including Holdings.  There is a tiered sharing of profits between Holdings and the subsidiary entities.